
SEC MAIL
PROCESSING
RECEIVED
JUL 03 2003
WASH, D.C.
152
SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ___________ TO ___________

COMMISSION FILE NUMBER 1-12387

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
THE TENNECO AUTOMOTIVE EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TENNECO AUTOMOTIVE INC.
500 NORTH FIELD DRIVE
LAKE FOREST, IL 60045


03026290

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
The Tenneco Automotive Employee Stock Ownership Plan for Salaried Employees:

We have audited the accompanying statement of net assets available for benefits of The Tenneco Automotive Employee Stock Ownership Plan for Salaried Employees (the "Plan") as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2001 was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that statement in their report dated May 31, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois

June 18, 2003

The following report is a copy of the report previously issued by Arthur Andersen LLP ("Andersen") in connection with the filing of the Form 11-K for the Tenneco Automotive Employee Stock Ownership Plan for Salaried Employees for the year ended December 31, 2001. The inclusion of this previously issued Andersen report is pursuant to the "Temporary and Final Rule and Final Rule Requirements for Arthur Andersen LLP Auditing Clients," issued by the SEC in March 2002. The audit report has not been reissued by Andersen in connection with the filing of this Form 11-K.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Tenneco Automotive Inc. Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of *THE TENNECO AUTOMOTIVE EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED* EMPLOYEES as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the supplemental schedule referred to below are the responsibility of the Tenneco Automotive Inc. Benefits Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Tenneco Automotive Employee Stock Ownership Plan for Salaried Employees as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001, included as Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
May 31, 2002

<PAGE> 4

THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
OWNERSHIP PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

<TABLE>
<CAPTION>

<S>	2002 <C>	2001 <C>
ASSETS:		
Participant-directed investments (Note 3)	$100,722,777	$103,578,466
Nonparticipant-directed investments (Note 4)	11,745,516	6,152,807
Total investments	112,468,293	109,731,273
Receivables:		
Employer contributions	--	348,619
Participant contributions	--	271,390
Dividend and interest	--	59,883
Total receivables	--	679,892
Total assets	112,468,293	110,411,165
LIABILITIES:		
Due to broker	--	50,052
Accrued administrative expenses	30,000	200,208
Total liabilities	30,000	250,260
NET ASSETS AVAILABLE FOR BENEFITS	$112,438,293	$110,160,905

</TABLE>

See notes to financial statements.

THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
OWNERSHIP PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

<TABLE>

<S>	<C>
ADDITIONS:	
Contributions:	
Participant contributions	$ 8,151,153
Employer contributions	3,353,357
Rollovers	403,238
Total contributions	11,907,748
Transfers into Plan (Note 2)	58,845
Other	41,254
Total additions	12,007,847
DEDUCTIONS:	
Investment (income) loss:	
Net depreciation in fair value of investments (Note 3)	2,499,514
Dividend	(190,206)
Interest	(634,421)
Net investment loss	1,674,887
Benefits paid to participants	8,024,852
Administrative expenses	30,720
Total deductions	9,730,459
INCREASE IN NET ASSETS	2,277,388
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	110,160,905
End of year	$ 112,438,293

</TABLE>

See notes to financial statements.

<PAGE> 6

THE TENNECO AUTOMOTIVE EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001, AND FOR THE YEAR ENDED DECEMBER 31, 2002

---

1. DESCRIPTION OF THE PLAN

The following description of The Tenneco Automotive Employee Stock Ownership Plan for Salaried Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

GENERAL - The Plan is a defined contribution plan covering substantially all salaried employees of Tenneco Automotive Inc. and its domestic subsidiaries (the "Company"). The Company controls and manages the operation and administration of the Plan. Putnam Fiduciary Trust Company serves as the trustee of the Plan. Prior to January 1, 2002, Bankers Trust Company served as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

ELIGIBILITY - Employees are eligible to participate in the Plan the first day of the month following the Company's receipt of an application for enrollment or two complete calendar months of employment provided the employee has not waived automatic enrollment.

CONTRIBUTIONS - An employee is automatically enrolled in the Plan upon completion of the eligibility requirements at a pretax contribution rate of four percent of pretax annual compensation, as defined in the Plan Document, subject to certain Internal Revenue Code limitations, unless the employee elects to waive automatic enrollment prior to the effective date. Participants can elect to increase the pretax deferral rate, subject to certain Internal Revenue Code limitations, from four percent up to 50 percent, in any whole percentage, at any time. Prior to January 1, 2002, participants could elect to increase the pretax deferral rate to 16 percent, subject to certain Internal Revenue Code limitations.

Effective January 1, 2002, the Company's matching contribution is 50 percent of the participant's contributions, not to exceed eight percent of the participant's base compensation. Prior to January 1, 2002, the Company's matching contribution was 75 percent of the participant's contributions, not to exceed eight percent of the participant's base compensation. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made for the year ended December 31, 2002. Participants may also rollover amounts from other qualified plans.

Effective January 1, 2002, Company matching contributions are made in cash. Prior to January 1, 2002, Company matching contributions were made in Tenneco Automotive Inc. common stock to the Tenneco Automotive Inc. Common Stock Fund. All Company matching contributions of Tenneco Automotive Inc. common stock and the related earnings/losses made prior to January 1, 2002, will remain in the form of Tenneco Automotive Inc. common stock until the participant reaches age 55 or terminates employment and requests a total distribution.

PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

INVESTMENTS - Participants direct the investment of their contributions and the Company's matching contributions into various investment options offered by the Plan. The Plan currently offers participants the option to invest their contribution into the following funds: Putnam Money Market Fund, Putnam Bond Index Fund, Lord Abbett Mid Cap Value Fund, Putnam Equity Income Fund, The George Putnam Fund of Boston, Fidelity Growth Company Fund, Fidelity Low-Priced Stock Fund, MSIF Mid Cap Growth Portfolio, MSIF Small Company Growth Portfolio, Putnam International Growth Fund, Putnam New Opportunities Fund, Putnam Research Fund, Putnam S&P 500 Index Fund, Tenneco Automotive Inc. Common Stock Fund, Putnam Asset Allocation - Growth Portfolio, Putnam Asset Allocation - Balanced Portfolio and Putnam Asset Allocation - Conservative Portfolio.

During 2001, participants had the option to invest their contribution into the following funds: Nations Cash Reserve, Barclays Global Investors U.S. Debt Index Fund, INVESCO Total Return Fund, Fidelity Growth Company Fund, Fidelity Low-Priced Stock Fund, Templeton Foreign Fund, Putnam New Opportunities Fund, Barclays Global Investors Daily Equity Index Fund and the Tenneco Automotive Inc. Common Stock Fund. On January 1, 2002, the Plan's investment options were eliminated due to the Plan's change in trustee and balances in participants' accounts were automatically transferred to Putman Fiduciary Trust Company into the Putnam Money Market Fund, Putnam Bond Index Fund, The George Putnam Fund of Boston, Fidelity Growth Company Fund, Fidelity Low-Priced Stock Fund, Putnam International Growth Fund, Putnam New Opportunities Fund, Putnam S&P 500 Index Fund and Tenneco Automotive Inc. Common Stock Fund, respectively.

Shares of Pactiv Corporation common stock are held by the Plan in a separate fund due to a transfer of participant account balances from another defined contribution plan in 2000, however, the fund is no longer an investment option for participants and direct contributions or fund transfers are not allowed.

VESTING - Participants are vested immediately in both their contributions plus actual earnings thereon and the Company's matching contribution portion of their accounts.

PARTICIPANT LOANS - Active participants and certain other individuals who have not had a loan during the previous three months may borrow from their accounts up to a maximum of $50,000 less their highest outstanding loan balance in the previous 12 months or 50 percent of their account balance, whichever is less. Each participant may only have one loan outstanding at any time, with a term not to exceed 54 months and the amount of the loan may not be less than $1,000. The loans are secured by the balance in the participant's account and bear interest at rates equal to the prime rate as reported in The Wall Street Journal (ranging from 4.25 percent to 9.5 percent at December 31, 2002). Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS - On termination of service due to death, disability, retirement, or termination of employment, a participant may elect either to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or to maintain the account, if the participant's account is more than $5,000. A quarterly installment option is available only to former participants of a merged plan. If the participant's account is less than $5,000, the participant may receive a lump-sum amount or rollover the amount to another qualified plan or IRA. At December 31, 2002, amounts owed to participants whose service has been terminated were $163,816 for accounts with balances less than $5,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

INVESTMENT VALUATION AND INCOME RECOGNITION - Quoted market prices are used to determine the fair value of the Plan's investments, when available. Shares of registered investment companies and common/collective trusts are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in registered investment companies sponsored by the Company's trustee, Putnam Fiduciary Trust Company, are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in the fair market value of investments for such investments.

ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

PAYMENT OF BENEFITS - Benefit payments to participants, including deemed distributions of participant loans, are recorded upon distribution. The amount allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid was $163,816 at December 31, 2002. The amount of deemed distributions of participant loans in default at year-end but not yet paid was $14,299 at December 31, 2002. There were no amounts attributed to accounts of participants who have elected to withdraw from the Plan or deemed distributions of participant loans that were unpaid at December 31, 2001.

<PAGE> 9

TRANSFERS - The Company also sponsors an employee stock ownership plan for hourly employees. If employees change hourly or salaried status during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2002, transfers into the Plan from the hourly plan were $58,845.

RECLASSIFICATIONS - Certain investments and other balances in the prior year financial statements have been reclassified to conform to the presentation adopted in the current year.

3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are as follows:

<TABLE>
<CAPTION>

<S>	2002 <C>	2001 <C>
Fidelity Growth Company Fund	$ 14,570,874	$ 23,388,891
Barclays Global Investors Equity Index Fund T	--	14,443,134
Nations Cash Reserve	--	29,642,286
Pactiv Corporation common stock	15,345,291	14,591,308
Putnam Money Market Fund	32,043,464	--
Putnam New Opportunities Fund	5,231,492	7,682,991
Putnam S&P 500 Index Fund	10,679,755	--
Tenneco Automotive Inc. common stock *	16,133,107	8,112,979

</TABLE>

* Partially nonparticipant-directed.

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($2,499,514) during the year ended December 31, 2002, as follows:

<TABLE>

<S>	<C>
Registered investment companies	$ (11,598,441)
Common/collective trusts	(2,778,015)
Pactiv Corporation common stock	3,137,503
Tenneco Automotive Inc. common stock	8,739,439
Net depreciation in fair value of investments	$ (2,499,514)

</TABLE>

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2002 and 2001, and for the year ended December 31, 2002:

<TABLE>
<CAPTION>

<S>	2002 <C>	2001 <C>
Net Assets:		
Tenneco Automotive Inc. common stock	$11,745,516	$ 6,013,015
Bankers Trust Pyramid Directed Account Cash Fund	--	139,792
Employer contributions receivable	--	348,619
	$11,745,516	$ 6,501,426

<CAPTION>

<S>	YEAR ENDED DECEMBER 31, 2002 <C>
Changes in Net Assets:	
Net appreciation in fair value of investments	$ 6,707,686
Benefits paid to participants	(694,030)
Administrative expenses	(8,089)
Transfers to participant-directed investments	(761,477)
	$ 5,244,090

</TABLE>

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies and common/collective trusts managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each of these funds.

At December 31, 2002 and 2001, the Plan held 3,993,343 and 3,976,951 shares, respectively, of common stock of Tenneco Automotive Inc., the sponsoring employer, with a cost basis of $29,136,675 and $32,659,907, respectively.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participant accounts pro rata on the basis of their respective balances.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 30, 2002, that the Plan and related trust, as then designed, was in accordance with the applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

<PAGE> 11

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

<TABLE>
<CAPTION>

<S>	2002 <C>	2001 <C>
Net assets available for benefits per the financial statements	$ 112,438,293	$ 110,160,905
Deemed distributions of participant loans	(14,299)	--
Net assets available for benefits per Form 5500	$ 112,423,994	$ 110,160,905

</TABLE>

The following is a reconciliation of changes in net assets available for benefits per the financial statements at December 31, 2002 to Form 5500:

<TABLE>

<S>	<C>
Benefits paid to participants per the financial statements	$8,024,852
Add: Deemed distributions of participant loans at December 31, 2002	14,299
Benefits paid to participants per Form 5500	$8,039,151

</TABLE>

******

<PAGE> 12

THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
OWNERSHIP PLAN FOR SALARIED EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

<TABLE>
<CAPTION>

<S>	COST <C>	FAIR VALUE <C>
INVESTMENTS:		
Common/collective trusts:		
* Putnam Bond Index Fund	**	$ 3,743,085
* Putnam S&P 500 Index Fund	**	10,679,755
Common stock:		
Pactiv Corporation	**	15,345,291
* Tenneco Automotive Inc.	$ 29,136,675	16,133,107
Non interest bearing cash	**	22,537
Registered investment companies:		
Fidelity Growth Company Fund	**	14,570,874
Fidelity Low-Priced Stock Fund	**	3,113,336
Lord Abbett Mid Cap Value Fund	**	2,228,577
MSIF Inc. Small Company Growth	**	476,224
MSIF Mid Cap Growth Value Fund	**	186,020
* Putnam Asset Allocation - Balanced Portfolio	**	137,546
* Putnam Asset Allocation - Conservative Portfolio	**	144,571
* Putnam Asset Allocation - Growth Portfolio	**	159,336
* Putnam Equity Income Fund	**	701,322
* Putnam International Growth Fund	**	2,151,003
* Putnam Money Market Fund	**	32,043,464
* Putnam New Opportunities Fund	**	5,231,492
* Putnam Research Fund	**	218,587
* The George Putnam Fund of Boston	**	2,766,154
Participant loans (maturing 2003 to 2007 at interest rates of 4.25% to 9.5%)	**	2,416,012
TOTAL	$ 29,136,675	$ 112,468,293

</TABLE>

* Party-in-interest.
** Cost information is not required for participant-directed investments.

SIGNATURES

THE PLAN - Pursuant to the requirements of the Securities and Exchange Act of 1934, the Tenneco Automotive Inc. Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

THE TENNECO AUTOMOTIVE EMPLOYEE
STOCK OWNERSHIP PLAN FOR SALARIED
EMPLOYEES

Date: June 30, 2003

/s/ RICHARD P. SCHNEIDER

RICHARD P. SCHNEIDER
CHAIRMAN OF TENNECO AUTOMOTIVE INC.
BENEFITS COMMITTEE

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
23.1	Consent of Deloitte & Touche LLP
23.2	Statement Concerning Absence of Consent of Arthur Andersen LLP
99.1	Certification of Richard P. Schneider under Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Mark A. McCollum under Section 906 of the Sarbanes-Oxley Act of 2002

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE> EX-23.1
<FILENAME> c77942exv23w1.txt
<DESCRIPTION> Consent of Deloitte & Touche LLP
<TEXT>

<PAGE> 1

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-58056 of Tenneco Automotive Inc. on Form S-8 of our report dated June 18, 2003, appearing in this Annual Report on Form 11-K of The Tenneco Automotive Stock Ownership Plan for Salaried Employees for the year ended December 31, 2002.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois

June 30, 2003

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE> EX-23.2
<FILENAME> c77942exv23w2.txt
<DESCRIPTION> Stmt Concerning Absence of Consent of A. Andersen
<TEXT>

BOWNE INTEGRATED TYPESETTING SYSTEM Site: (BOC) BOWNE OF CHICAGO Phone: Operator: BOC30213T Date: 30-JUN-2003 18:47:34.94
Name: TENNECO AUTOMOTIVE I Validation: Y Lines: 54 CRC: 42687 [E/O] JB: C77942 Ed#: 10
C77942.SUB, DocName: EX-23.2, Doc: 3, Page: 1
Description: EX-23.2

EXHIBIT 23.2

TENNECO AUTOMOTIVE INC. BENEFITS COMMITTEE
EXPLANATION CONCERNING ABSENCE OF CURRENT WRITTEN CONSENT OF
ARTHUR ANDERSEN LLP

Section 11(a) of the Securities Act of 1933, as amended, provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.

Effective as of May 16, 2002, Tenneco Automotive Inc. (the "Company") dismissed Arthur Andersen LLP as its independent auditors. In addition, the Commission received from Arthur Andersen a letter dated June 17, 2002 indicating that its client-auditor relationship had ceased with respect to the Tenneco Automotive Employee Stock Ownership Plan for Salaried Employees (the "Plan"). At that time, the Benefits Committee of the Company had not yet dismissed Andersen as independent auditors of the Plan. Subsequently, however, both the Benefits Committee and the Audit Committee of the Company approved the dismissal of Arthur Andersen LLP with respect to the Plan and the engagement of Deloitte & Touche as independent auditors of the Plan for the year ending December 31, 2002. On August 31, 2002, Arthur Andersen LLP voluntarily relinquished all of its permits and is no longer licensed to practice as a public accountant. As a result, after reasonable efforts, the Tenneco Automotive Inc. Benefits Committee has been unable to obtain Arthur Andersen's written consent to the incorporation by reference, from the annual report of the Plan on Form 11-K for the year ended December 31, 2002, of audit report with respect to the Plan's financial statements as of December 31, 2001 which by inclusion in said Form 11-K would be incorporated by reference into previously filed Registration Statements of the Plan under the Securities Act.

Under these circumstances, Rule 437a under the Securities Act of 1933 permits the Tenneco Automotive Inc. Benefits Committee to file this Form 11-K without a written consent from Arthur Andersen. However, as a result, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions of a material fact required to be stated therein. Accordingly, individuals, their successors or assigns may be unable to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act with respect to such financials. The Tenneco Automotive Inc. Benefits Committee believes, however, that other persons who may be liable under Section 11(a) of the Securities Act, including the Company's officers and directors, may still rely on Arthur Andersen's audit reports as being made by an expert under the due diligence defense provision of Section 11(b) of the Securities Act.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE> EX-99.1
<FILENAME> c77942exv99w1.txt
<DESCRIPTION> Cert. of Richard P. Schneider under Section 906
<TEXT>

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for the Tenneco Automotive Employee Stock Ownership Plan for Salaried Employees (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Richard P. Schneider, as Chairman of the Tenneco Automotive Inc. Benefits Committee, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan for the dates and periods indicated.

Date: June 30, 2003

/s/ RICHARD P. SCHNEIDER

RICHARD P. SCHNEIDER
CHAIRMAN OF TENNECO AUTOMOTIVE INC.
BENEFITS COMMITTEE

This certification accompanies this report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE> EX-99.2
<FILENAME> c77942exv99w2.txt
<DESCRIPTION> Cert. of Mark A. McCollum under Section 906
<TEXT>

EXHIBIT 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for the Tenneco Automotive Employee Stock Ownership Plan for Salaried Employees (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Mark A. McCollum, as Chief Financial Officer of Tenneco Automotive Inc., hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan for the dates and periods indicated.

Date: June 30, 2003

/s/ MARK A. MCCOLLUM

MARK A. MCCOLLUM
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
TENNECO AUTOMOTIVE INC.

This certification accompanies this report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

</TEXT>
</DOCUMENT>
</SUBMISSION>

SIGNATURES

The Plan – Pursuant to the requirements of the Securities and Exchange Act of 1934, the Tenneco Automotive Inc. Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

THE TENNECO AUTOMOTIVE EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED EMPLOYEES



Date: June 30, 2003

RICHARD P. SCHNEIDER
CHAIRMAN OF TENNECO AUTOMOTIVE INC. BENEFITS COMMITTEE

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-58056 of Tenneco Automotive Inc. on Form S-8 of our report dated June 18, 2003, appearing in this Annual Report on Form 11-K of The Tenneco Automotive Stock Ownership Plan for Salaried Employees for the year ended December 31, 2002.

Deloitte & Touche LLP

June 30, 2003

Deloitte
Touche
Tohmatsu

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for the Tenneco Automotive Employee Stock Ownership Plan for Salaried Employees (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Richard P. Schneider, as Chairman of the Tenneco Automotive Inc. Benefits Committee, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan for the dates and periods indicated.

Date: June 30, 2003



RICHARD P. SCHNEIDER
CHAIRMAN OF TENNECO AUTOMOTIVE INC.
BENEFITS COMMITTEE

This certification accompanies this report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for the Tenneco Automotive Employee Stock Ownership Plan for Salaried Employees (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Mark A. McCollum, as Chief Financial Officer of Tenneco Automotive Inc., hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan for the dates and periods indicated.

Date: June 30, 2003



MARK A. MCCOLLUM
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
TENNECO AUTOMOTIVE INC.

This certification accompanies this report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.